Exhibit (a)(1)(H)

TO:	Employees Participating in the Fairchild Stock Option Exchange Program
FROM:	Kevin London, SVP of Corporate Human Resources
RE:	Confirmation of Participation in the Fairchild Stock Option Exchange Program
DATE:	[ ], 2009

Thank you for participating in the Fairchild Stock Option Exchange Program. Your election choice was received in good order. The options that you elected to exchange have been accepted for exchange and your new restricted stock units have been granted. You will soon be able to view your new restricted stock units grants and the terms of the RSU Award Agreement on the Fidelity website at https://www.netbenefits.com. If you have any questions please call BNY Mellon Shareowner Services at 1-866-223-7524 (from within the United States or Canada) or at 1-201-680-6892 (collect, from outside the United States or Canada).